EXHIBIT 99.1

Company Contacts:

Katia Fontana

Vice President and Chief Financial

Officer

(514) 397-2592

For all press and media inquiries,

please contact:

Press@birks.com

BIRKS GROUP ANNOUNCES THE RETIREMENT AND NEW APPOINTMENT OF ITS CFO

Montreal, Quebec. February 10, 2026 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI) announced today that Katia Fontana, Vice President and Chief Financial Officer, has decided to retire, effective April 1, 2026. Over the last six years, Ms. Fontana has been an integral member of the senior management team, helping guide the Company through strategic transformations and external challenges with professionalism and steady leadership.

Birks Group is also pleased to announce that Mr. Aldo Battista will be joining the Company on February 11, 2026. During the transition period, Mr. Battista will initially serve as Vice President, Accounting and Treasury, working alongside Ms. Fontana to ensure a smooth and orderly handover of finance and accounting responsibilities before assuming the role of Vice President and Chief Financial Officer on April 2, 2026.

Mr. Battista is a Chartered Professional Accountant (CPA) and has over 25 years of experience in finance and accounting. He spent 16 years of his career in the retail industry with Reitmans (Canada) Limited., an apparel retailer, from 2008 to 2024 in various positions, including Vice President, Finance. He began his career as an external auditor with Deloitte from 1991 to 1995. He holds an Executive Master in Business Administration (EMBA) from Queen’s University, a Bachelor of Commerce from Concordia University and a Chartered Professional Accountant Designation from l’Ordre des comptables professionnels agréés du Québec.

Niccolò Rossi di Montelera, Executive Chairman of the Board and Interim CEO, commented: “Katia has been a valued member of our senior management team and has made significant contributions to Birks Group since joining us in 2020. Her leadership, guidance and commitment have been instrumental in navigating through challenging periods, including the Covid-19 pandemic. On behalf Mr. Davide Barberis Canonico, Interim President and COO, and the entire Board, I would like to sincerely thank Katia for her dedication and contributions to Birks Group, and wish her a fulfilling retirement.” Mr. Rossi di Montelera continued: “We are also very pleased that Katia will remain with us to support a seamless transition as we welcome Aldo Battista as our new CFO. Aldo brings extensive experience in finance, accounting and the retail sector, and we are confident his expertise will be a strong asset for the Company.”

Katia Fontana, Vice President and Chief Financial Officer, said: “It has been profoundly rewarding and a privilege to serve Birks Group over the past six years. I am grateful for the dedication, passion, and resilience of our teams. I am pleased to support a smooth transition and as I step into the next chapter of my life, I look forward to seeing the Company continue to pursue its strategic initiatives under new financial leadership and I will cheer on the team as the Company evolves.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company operates 17 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, four retail locations in Toronto under the European Boutique brand, one retail location in Toronto under the Omega brand and one retail location in Toronto under the Montblanc brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward-looking statements which can be identified, for example, by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure and interest rates, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) the Company’s ability to maintain its listing on the NYSE American or to list its securities on another national securities exchange; (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales as well as tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs, and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vii) the Company’s ability to execute its strategic vision; (viii) the Company’s ability to invest in and finance capital expenditures; and (ix) the Company’s ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2025, and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.